Appendix 3Y

Change of Director’s Interest Notice

Rule 3.19A.2

Appendix 3Y

Change of Director’s Interest Notice

Information or documents not available now must be given to ASX as soon as available.  Information and documents given to ASX become ASX’s property and may be made public.

Introduced 30/9/2001.

Name of entity ORBITAL CORPORATION LIMITED
ABN 32 009 344 058

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	John Grahame YOUNG
Date of last notice	28 October 2008

Part 1 - Change of director’s relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of “notifiable interest of a director” should be disclosed in this part.

Direct or indirect interest	Interest held both directly and indirectly
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Shares held by Danae Pty Ltd (a company controlled by Mr J G Young)
Date of change	17 December 2010
No. of securities held prior to change	5,021 held by Danae Pty Ltd 69,834 held by Danae Pty Ltd (Dictys Superfund A/c)
Class	Ordinary fully paid
Number acquired	3,000 – Danae Pty Ltd (Dictys Superfund A/c)
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$0.18 per share ($633.50)
No. of securities held after change	5,021 held by Danae Pty Ltd 72,834 held by Danae Pty Ltd (Dictys Superfund A/c)

+ See chapter 19 for defined terms.

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Appendix 3Y  Page 1

Appendix 3Y

Change of Director’s Interest Notice

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On market trade

Part 2 – Change of director’s interests in contracts

Detail of contract	N/A
Nature of interest
Name of registered holder (if issued securities)
Date of change
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed
Interest acquired
Interest disposed
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation
Interest after change

+ See chapter 19 for defined terms.

Appendix 3Y Page 2

21/12/06